UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November 2025
Commission File Number: 001-40207

Waldencast plc
(Translation of Registrant’s name into English)

81 Fulham Road
London, SW3 6RD
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE
This report on Form 6-K includes the six-month interim financial statements for the period ended June 30, 2025 (“H1 2025 Interim Financials”) for Waldencast plc (the “Company”). The H1 2025 Interim Financials are included as Exhibit 99.1 to this report on Form 6-K.

This report on Form 6-K (including exhibits thereto) shall be incorporated by reference into any registration statement filed by the Company with the Securities and Exchange Commission (the “SEC”) that by its terms automatically incorporates the Company’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, including the registration statements on Form S-8 (File No. 333-268108) and Form F-3 (File No. 333-280502) of Waldencast plc and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Waldencast plc Unaudited Interim Consolidated Financial Statements as of June 30, 2025 and for the six months ended June 30, 2025
99.2*
Credit Agreement, dated November 14, 2025, by and among Milk Makeup LLC, Obagi Cosmeceuticals LLC, Waldencast Partners plc, as the parent guarantor, the lenders party thereto and LSSF II Offshore Investments, LP, as administrative agent

99.3*	Trademark Transfer Agreement, dated November 13, 2025, by and between Rohto Pharmaceutical Co., Ltd. and Obagi Cosmeceuticals LLC
99.4*	Trademark Coexistence Agreement, dated November 13, 2025, by and between Rohto Pharmaceutical Co., Ltd. and Obagi Cosmeceuticals LLC

* The schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Waldencast hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits, or any section thereof, to the SEC upon request.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Waldencast plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: November 24, 2025	By:	/s/ Manuel Manfredi
		Name:	Manuel Manfredi
		Title:	Chief Financial Officer and Principal Financial Officer

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